

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

<u>Via E-mail</u>
Craig T. Monaghan
Director, President and Chief Executive Officer
2905 Premiere Parkway, NW, Suite 300
Duluth, Georgia 30097

   Re: Asbury Automotive Group, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed March 5, 2014
     File No. 001-31262

Dear Monaghan:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Mara L. Ransom

            Mara L. Ransom
            Assistant Director

cc: Joel T. May, Esq.